Responses to N-SAR for 12/31 Funds for the period ending June 30, 2018

First Investors Tax Exempt Funds

Exhibit 77P

The First Investors Tax Exempt Funds relied on the manager of managers exemptive order issued to it by the Securities and Exchange Commission on June 20, 2017, Release No. 27868 when it hired Green Square Asset Management, LLC as a subadvisor to a portion of the assets in the First Investors Tax Exempt Income Fund and First Investors Tax Exempt Opportunities Fund. Pursuant to the order, the First Investors Tax Exempt Funds sent a Notice of Availability of Information Statement to shareholders of the above mentioned funds as of a record date and made the Information Statement available via an internet website. The notice and the information statement were filed with the Securities and Exchange Commission via EDGAR on April 30, 2018
(Accession Nos. 0000898432-18-000504 and 0000898432-18-000500,
respectively).